YUKON-NEVADA GOLD CORP. SETTLES WITH AIG

Vancouver, Canada – July 2nd, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that it has reached a settlement with AIG with regards to the dispute over the payment for the construction of an evaporation pond at Jerritt Canyon, Nevada.

“In my opinion, the lawsuit was the result of a breakdown in communication between Queenstake Resources Ltd. and AIG at the time of construction,” said Graham Dickson, the Company’s President and Chief Executive Officer. “We are pleased that the goodwill exhibited by both sides has enabled us to reach a settlement. We look forward to a relationship with AIG that will continue to be based upon mutual respect and sound business practices,” he further added.

The Company has recently topped up its reclamation funding to meet the latest requirements from the Nevada Division of Environmental Protection. Planning for a new tailings facility is well underway, and its construction will not only allow for the extended mine life now being projected, but will also allow for easier reclamation of the present tailings facility.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the development of its late stage development and operating properties. Near term growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.